United States securities and exchange commission logo





                             January 21, 2022

       James White
       Chief Executive Officer and Director
       EnergieInvesting.com Inc.
       2210 Front Street, Unit 206
       Melbourne, Florida 32901

                                                        Re:
EnergieInvesting.com Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
27, 2021
                                                            CIK 0001901056

       Dear Mr. White:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Submission on Form S-1 Submitted December 27, 2021

       Cover Page

   1. Please revise to disclose that Nowea Energy Inc. beneficially owns approximately 99% of your total outstanding
shares of common stock and controls all matters submitted to your stockholders for
approval, including the election of directors and approval of significant corporate transactions.
Please also disclose if Nowea Energy Inc. is a related party. We note disclosure on page
F-11 that Nowea Energy, Inc. is a related party through common directors.
       Risk Factors, page 12

   2. We note your disclosure on page 37 that in March 2021, the Company filed a quiet title
 James White
FirstName  LastNameJames
EnergieInvesting.com Inc. White
Comapany
January 21,NameEnergieInvesting.com
            2022                    Inc.
January
Page 2 21, 2022 Page 2
FirstName LastName
         action against certain working interest partners on its various wells in order to obtain/clear title to working interests as a result of the previous owner of the leases overselling working interests to various parties. We also note under your "Business" section on pages
         30-32 and "Management's Discussion and Analysis of Financial Condition and Results of
         Operations" on page 50 that you disclose various wells for which you disclose an ownership interest that is subject to ongoing litigation. However, on page F-12 you disclose that in July 2021, the Company entered into a settlement with certain of these owners to assign their interests to the Company in exchange for dropping the lawsuit.
         Please provide an update on the status of this litigation, and if any settlement has been reached on any wells, please revise your disclosure throughout the filing accordingly. If any litigation is still ongoing and ownership interests are uncertain, please add a risk factor to discuss risks relating to the Company's ownership interests in these wells and any other material risks.
Description of Our Business
Business Overview, page 31

3. Expand the description of the seven leases located in Kentucky to disclose the total gross and net amounts of your acreage with separate disclosure of the total gross and net amounts of developed acreage (i.e. acreage assignable to productive wells), the total gross and net amounts of undeveloped acreage (i.e. acreage on which wells have not been drilled or completed), and the lease expiration dates by annual period relating to your gross and net undeveloped acreage. For guidance in preparing your disclosure, refer to the disclosure requirements under Items 1208(a) and 1208(b) and the definitions under
         Item 1208(c) of Regulation S-K.
4. You disclose quarterly estimates of revenues for the next twelve and twenty-four months to be obtained from the sale of oil from eight undrilled wells. Please note the Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publicly filed with the Commission of the estimates of oil or gas resources other than reserves, and any estimated values of such resources. Item 1201(c) of Regulation S-K requires estimates to be prepared in accordance with the definitions set forth in Rule 4-10(a) of
         Regulation S-X. If your estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing in each occurrence to exclude such disclosure.
Management , page 38

5. You disclose that Mr. Haas does not and has not served as an officer or director of any other company required to file reports with the Securities and Exchange Commission.
         Please revise to reflect Mr. Hass's role as a Chief Executive Officer, President and
         Director of Nowea Energy, Inc., f/k/a Northwest Oil & Gas Trading Company, Inc., which was a Section 15(d) reporting company from 2019 until it suspended its duty to file reports in September of 2020. See Item 401(e)(2) of Regulation S-K. James White
FirstName  LastNameJames
EnergieInvesting.com Inc. White
Comapany
January 21,NameEnergieInvesting.com
            2022                    Inc.
January
Page 3 21, 2022 Page 3
FirstName LastName
Executive Compensation, page 39

6. Please revise your disclosure to provide executive compensation information for your most recent completed fiscal year. Refer to Item 402 of Regulation S-K. In addition, please disclose the material terms of your employment arrangements with your executive officers whether, written or unwritten. See Item 402(o)(1) of Regulation S-K.
Principal Shareholders, page 40

7. We note that your principal shareholder table reflects ownership information as of
         September 30, 2021. Please update this disclosure to provide information as of the most recent practicable date.
8. Please revise your principal shareholder table to disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Nowea Energy, Inc. Refer to Item 403 of Regulation S-K and Exchange
         Act Rule 13d-3.
Financial Statements for the Period from March 18, 2020 to December 31, 2020
Note 2 - Summary of Significant Accounting Policies
Oil and Gas Properties, page F-8

9. You indicate that you utilize the full cost method to account for your oil and gas properties and that you capitalize all costs associated with the acquisition, exploration and development of oil and natural gas reserves. However we note that your policy also states that acquisition and development costs for unproven reserves are expensed as incurred to oil and gas production costs. Please explain this inconsistency and how expensing costs related to your unproved properties as production costs complies with the full cost method described in Rule 4-10(c) of Regulation S-X.
Exhibits

10. Please file a copy of the $50,000 note issued to U.S Oil & Gas Royalty Trust in July 2021 as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
11. We note your disclosure on page 46 that your authorized capital stock consists of
         1,000,000,000 shares of common stock with a $0.001 par value per share. We further note your disclosure on pages F-11 and F-22 that in February 2021, the Company increased the authorized common shares to 1,000,000,000. However, your articles of incorporation filed as Exhibit. 3.1 states the Company is authorized to issue 100 shares. Please advise and/or file your articles of incorporation currently in effect and any amendments thereto. If you have amended your articles of incorporation, please file a complete copy of the articles as amended. See Item 601(b)(3)(i) of Regulation S-K.
12. We note your disclosure on page 58 indicating that, in December 2020, you issued
 James White
EnergieInvesting.com Inc.
January 21, 2022
Page 4
      1,500,000 to Nowea Energy Inc. even though it appears from your disclosure on page F-
      11 that your authorized shares of common stock was not increased from 100 shares to
      1,000,000,000 until February 2021. Please explain.
        You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at
202-551-3699 with questions about engineering comments. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3721
with any other questions.



                                                         Sincerely,
FirstName LastNameJames White
                                                         Division of
Corporation Finance
Comapany NameEnergieInvesting.com Inc.
                                                         Office of Energy &
Transportation
January 21, 2022 Page 4
cc:       Andrew Easler, Esq.
FirstName LastName